838 - 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 26-494 April 10, 2026

Platinum Group Metals Ltd. Reports Second Quarter 2026 Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the second quarter of fiscal 2026 dated February 28, 2026, and provides an update and outlook.  The Company's material property is the Waterberg project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access platinum, palladium, rhodium and gold ("4E" or "PGM") mine, including by-product copper and nickel production, and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.  The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision, including the arrangement of construction financing and concentrate offtake agreements.

For details of the condensed consolidated interim financial statements (the "Financial Statements") and Management's Discussion and Analysis ("MD&A") for the six months ended February 28, 2026, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements and MD&A from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Project Ownership

As of February 28, 2026, the Waterberg Project is owned by Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), which is in turn owned by Platinum Group (37.425%), Mnombo Wethu Consultants Proprietary Limited ("Mnombo") (26.0%), HJ Platinum Metals Company Ltd. ("HJM") (21.95%) and Impala Platinum Holdings Ltd. ("Implats") (14.625%).  Platinum Group holds a further 12.97% indirect interest in Waterberg JV Co. through a 49.9% interest in Mnombo.

HJM was established in 2023 by Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") as a special purpose company to hold and fund their aggregate future equity interests in the Waterberg Project.  The combined Waterberg JV Co. ownership of JOGMEC (12.195%) and Hanwa (9.755%) were consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

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Since early 2024, Implats has not funded their share of Waterberg Project cash calls and their interest in Waterberg JV Co. has diluted by approximately 0.375%.  Platinum Group has funded Implats' shortfall and the Company's direct interest in Waterberg JV Co. has increased concurrently with Implats' dilution.

Recent Events

On March 10, 2026, the Company entered into an Equity Distribution Agreement with BMO Nesbitt Burns Inc. and Beacon Securities Limited (the "Canadian Agents") and BMO Capital Markets Corp. (the "U.S. Agent" and together with the Canadian Agents, the "Agents") for a new at-the-market equity program (the "2026 ATM") to distribute up to $60.0 million (or the equivalent in Canadian dollars) of Common Shares (the "Offered Shares").  The Offered Shares may be issued by the Company to the public from time to time, through the Agents, at the Company's discretion until December 13, 2026.  Offered Shares sold under the 2026 ATM will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales will be used for staged development programs at the Waterberg Project and general, corporate and administrative expenses.  To date, no sales of Common Shares pursuant to the 2026 ATM have occurred.

On September 17, 2025, the board of directors of Waterberg JV Co. unanimously approved a sixth stage of work in the amount of Rand 92.1 million (approximately $5.11 million at the time) for fiscal year 2026 ("Stage Six Budget"), to allow for the continuation of work programs underway. The Stage Six Budget was subsequently approved by a consent resolution of the requisite majority shareholders on September 26, 2025. The interim budget covers the period ending August 31, 2026, and includes some components of a $21.0 million pre-construction work program approved in principle for the Waterberg Project by the directors and shareholders of Waterberg JV Co. on October 18, 2022 (the "Pre-Construction Program").

On May 29, 2025, Platinum Group reported the closing of a non-brokered private placement of common shares of the Company ("Common Shares") at a price of $1.26 per Common Share.  An aggregate of 800,000 Common Shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI") through its subsidiary Deepkloof Limited, resulting in gross proceeds to the Company of $1.0 million (the "Private Placement").  Closing of the Private Placement allowed HCI to return to a 26% interest in the Company at that time.

On February 18, 2025, the board of directors for Waterberg JV Co. unanimously approved a Rand 42 million interim budget (approximately $2.27 million at the time) to allow the continuation of work programs for the Waterberg Project.  The interim budget covered the period ending August 31, 2025, and included some components of the Pre-Construction Program.

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Results For the Period Ended February 28, 2026

On December 5, 2024, the Company entered into an Equity Distribution Agreement with the Agents for an at-the-market equity program (the "2025 ATM") to distribute up to $50.0 million of Common Shares.  Sales of Common Shares on the NYSE American commenced on January 22, 2025, and to the completion of the 2025 ATM on January 23, 2026, the Company sold an aggregate of 22,726,804 Common Shares at an average price of $2.20 for gross proceeds of $50 million before deducting directly attributable costs paid to the Agents of $1.25 million.  During the six month period ended February 28, 2026, 13,785,310 Common Shares were sold at an average price of $2.67 for gross proceeds of $36.82 million before directly attributable costs of $0.92 million.

During the six months ended February 28, 2026, the Company incurred a net loss of $3.84 million (February 28, 2025 - net loss of $2.25 million).  General and administrative expenses during the period were $2.18 million (February 28, 2025 - $2.0 million).  Share based compensation expense was $1.71 million (February 28, 2025 - $0.45 million).  The foreign exchange loss recognized in the current period was $0.43 million (February 28, 2025 - gain of $0.15 million) due primarily to the U.S. Dollar falling in value relative to the Canadian Dollar during the period.

At February 28, 2026, finance income consisting of interest earned in the six month period amounted to $0.53 million (February 28, 2025 - $0.10 million).  Basic and diluted loss per share for the six months ended February 28, 2026, was $0.03 (February 28, 2025 - $0.02).

Accounts receivable at February 28, 2026, totalled $0.13 million (August 31, 2025 - $0.08 million) while accounts payable and other liabilities amounted to $1.68 million (August 31, 2025 - $0.78 million).  Accounts receivable was comprised primarily of value added taxes repayable to the Company in South Africa.  Accounts payable consisted primarily of accruals and payables related to accounting costs, legal costs and project engineering and maintenance costs on the Waterberg Project.

Total expenditures on the Waterberg Project, before partner reimbursements, for the six month period ended February 28, 2026, were approximately $1.16 million (February 28, 2025 - $0.99 million).  At period end, $55.5 million (February 28, 2025 - $45.9 million) in accumulated net costs were capitalized to the Waterberg Project.  Total expenditures on the property since inception to February 28, 2026, are approximately $92.3 million.

For more information on mineral properties, see Note 3 of the Financial Statements.

Outlook

On September 16, 2024, the Company reported positive results from an Independent Definitive Feasibility Study Update (the "Waterberg DFS Update") for the Waterberg Project.  The associated technical report entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa", with an effective date of August 31, 2024, was filed on SEDAR+ on October 9, 2024.  The Waterberg DFS Update was prepared by independent qualified persons in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and Subpart 229.1300 and Item 601(b)(96) of the SEC's Regulation S-K (collectively, "S-K 1300").  The Waterberg DFS Update included revised mineral resource and mineral reserve estimates.  For details of the Waterberg DFS Update see the Company's news release dated September 16, 2024, the MD&A, and the technical report referred to above.

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Approximately one half of the $21.0 million Pre-Construction Program described above remains to be completed, including proposed work on initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply and advancement of the Waterberg Social & Labour Plan ("SLP").  Remaining components are being undertaken in phases as incremental budgets are approved.  The Stage Six Budget allows for the continuation of this work during the period ending August 31, 2026.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  As a part of the Company's investigation of smelting and base metal refining options, the Company has engaged in discussions with all South African integrated producers with a view to negotiating formal concentrate offtake arrangements for the Waterberg Project.  To date no terms have been agreed.  As an alternative, over the past three years the Company has studied and proposed the establishment of smelter and base metal refinery facilities located in either Saudi Arabia or South Africa.

Before any processing of materials in Saudi Arabia could occur, South African Government authorization for the export of concentrate or matte would be required and such approval has been requested.  Senior South African Government officials have stated their preference for beneficiation to occur in South Africa.  The Company is also investigating opportunities to collaborate and co-invest with smaller furnace operators in South Africa who are interested to modify and expand their existing operations such that the efficient processing of Waterberg concentrate could be undertaken.  In such a scenario the Waterberg Project could be developed in stages so that smelting capacity could also be developed in stages.

The base case for mine development in the Waterberg DFS Update is focused first on lower cost, bulk mining of F-Zone material from the F-Central deposit, followed by later mining from the T-Zone.  Although no decision has been made to alter the base case scenario, given the current price and outlook for gold, one concept being investigated is to begin staged development at the Waterberg Project, first with decline development into the T-Zone, followed by smaller scale T-Zone mining and then later expansion into the F-Central deposit at the scale planned in the Waterberg DFS Update.  As compared to F-Central ore, proven and probable reserves for the T-Zone have a more favourable 4E prill split of approx. 29% platinum (28% F-Central), 51% palladium (66% F-Central), 1% rhodium (1% F-Central) and 19% gold (5% F-Central).  T-Zone proven and probable reserves also have a higher 4E grade of 3.84 g/t (2.68 g/t F-Central).

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The F-Central deposit, with true mining widths (hanging wall to footwall) of up to 107 metres, and with approximately 87% of production planned from mining widths more than 15 metres, is very favourable to low-cost bulk mining.  The T-Zone, with approximately 92% of production planned from mining widths between 2.4 metres and 15 metres, and 8% from areas up to 20 metres thick, also allows for bulk mining (being longitudinal longhole stoping), albeit at a higher cost per tonne versus the F-Central deposit.

At current metal prices, increased revenue per tonne from mining the T-Zone would more than offset higher mining costs, and may allow for a lower capex, staged development approach as described above.  Internal studies are examining the financial impact of deferring capital for power lines, paste backfill, milling capacity, and underground conveyors, while first operating a T-Zone mine before using free cash flow to then develop a second stage F-Central mine.  T-Zone ore and waste can be trucked to surface for processing during initial mining stages, allowing for a shortened ore build-up period and a reduced capital footprint in both underground development and other underground infrastructure requirements.  The use of Jameson Cell high-intensity, compact flotation technology is also being investigated.

The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.  A new five year SLP commencing in 2026 has been developed with community input and submitted to the DMR for review and approval.

The Company continues to advance an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with an affiliate of Valterra Platinum Limited (previously Anglo American Platinum Limited) ("Valterra") and Florida International University.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market utilising the catalytic properties of platinum and palladium.  The Company and Valterra are currently assessing progress to date and potential next steps towards the commercialisation and promulgation of the developed technology.  For more detail, please see the Company's MD&A and current Annual Information Form ("AIF") and Form 40-F.

Environmental, Social and Governance

Platinum Group recently received the 2025 annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance.  For 2025, Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided.  Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders.  Digbee's reporting framework is aligned with global standards, including the Equator Principles.  For more details about the Company's 2025 Digbee ESG Report please refer to the Company's MD&A, AIF and Form 40-F.

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Regulatory

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's current AIF and Form 40-F.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in NI 43-101.  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground PGM and base metal deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Mnombo, HJM and Implats.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the findings of the Waterberg DFS Update, the plan for and development of the Waterberg Project and the potential benefits and results thereof including that it is projected to become one of the largest and lowest cost underground PGM mines globally, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development, sequencing of development activities, potential alternatives to the existing Waterberg Project development plan and any related economic analysis, obtaining concentrate offtake or processing, the size and cost of the Waterberg Project, the economic feasibility of establishing a new PGM smelter and BMR in Saudi Arabia or elsewhere, work with local communities, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the effect of battery electric vehicles on the market for PGMs, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including rising global inflation and increased potential supply chain disruptions; the impact of international trade disputes and the imposition of tariffs, international conflict and other geopolitical tensions and events; the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project as reported in the Waterberg DFS Update; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent AIF and Form 40-F, other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The Waterberg DFS Update has been prepared in accordance with NI 43-101 and S-K 1300.  The technical and scientific information contained in this news release has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained in this news release, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.